SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No. 00-30747

A.           FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

FIRST COMMUNITY BANCORP 401(k) PLAN

First Community Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.             NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp

6110 El Toro, P.O. Box 2388
Rancho Santa Fe, California 92067

FIRST COMMUNITY BANCORP
401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST COMMUNITY BANCORP
401(k) PLAN

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 40l(k) Committee

First Community Bancorp 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the First Community Bancorp 401(k) Plan (the Plan) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California

June 3, 2005

FIRST COMMUNITY BANCORP

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments at fair value:
Cash and cash equivalents	$1,745,302	196,454
Mutual funds	11,341,541	952,503
Common stock	920,756	150,993
Participant loans	283,269	4,545
Total investments	14,290,868	1,304,495
Receivables:
Employer contribution	295,911	—
Participant contributions	—	8,674
Total receivables	295,911	8,674
Liabilities:
Excess contributions	15,534	—
Total liabilities	15,534	—
Net assets available for benefits	$14,571,245	1,313,169

See accompanying notes to financial statements.

FIRST COMMUNITY BANCORP

401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributable to:
Investment income:
Interest and dividends	$386,098
Net appreciation in fair value of investments	642,075
Total investment income	1,028,173
Contributions:
Employer’s	348,790
Participants’	1,244,712
Total contributions	1,593,502
Transfer from merged plans	11,856,895
Total additions	14,478,570
Deductions from net assets attributable to:
Benefits paid to participants	1,199,608
Deemed distributions of loans	3,707
Excess contributions	15,534
Administrative expenses	1,645
Total deductions	1,220,494
Increase in net assets	13,258,076
Net assets available for benefits:
Beginning of the year	1,313,169
End of the year	$14,571,245

See accompanying notes to financial statements.

FIRST COMMUNITY BANCORP

401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Description of the Plan

The following description of the First Community Bancorp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of First Community Bancorp and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by First Community Bancorp (the Sponsoring Employer) who acts by and through its administrative committee, the 401(k) Committee. The 401(k) Committee is presently comprised of seven officers of the Sponsoring Employer and Pacific Western Bank and First National Bank, subsidiaries of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Plan Merger

The Plan was amended effective July 1, 2004 to merge 12 existing plans into the Rancho Santa Fe National Bank 401(k) Plan. The Plans merged into the Rancho Santa Fe National Bank 401(k) Plan include the following: First National Bank 401(k) Plan; Pacific Western National Bank 401(k) Plan; Bank of Coronado 401(k) Profit Sharing Plan; Verdugo Banking Company 401(k) Profit Sharing Plan; Capital Bank of North County Employees 401(k) Savings and Retirement Plan; First Professional Bank 401(k) Plan; First Community Bank Employee Stock Ownership Plan; Upland Bank 401(k) Plan; First Community Financial Corporation Employees’ 401(k) Plan; Harbor National Bank 401(k) Profit Sharing Plan; First Charter Bank 401(k) Plan; and Marathon National Bank 401(k) Plan. Upon merger of the aforementioned plans, the Rancho Santa Fe National Bank 401(k) Plan was renamed the First Community Bancorp 401(k) Plan.

(c)                       Contributions

Employees of the Company who complete three months of service and are at least 21 years of age are eligible to participate in the Plan on January 1, April 1, July 1, or October 1. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $13,000 for 2004 and $12,000 for 2003. The Company's Board of Directors determines the discretionary matching contribution on an annual basis.  For the 2004 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched “catch-up” contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions.

(d)                      Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(e)                       Vesting

Participant contributions are immediately fully vested. For the Company’s matching contributions, participants who were hired before July 1, 2004 are immediately fully vested in employer contributions as well. Participants who were hired after July 1, 2004 shall vest in matching contributions in accordance with the following schedule:

Vested
Years of service	percentage
Less than 1 year	—%
1	20
2	40
3	60
4	80
5	100

Any nonvested amounts in a terminated participant’s account will be forfeited in accordance with plan provisions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $107,080 and $109, respectively. During 2004, forfeitures were allocated to a forfeiture account and had not been allocated to participant accounts or used to pay administrative expenses.

(f)                         Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

(g)                      Participant Loans

Loans to participants may be made, at the discretion of the Plan’s administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant in which case the loan term may be extended for up to a period of ten years. Principal and interest are paid ratably through payroll deductions.

(h)                      Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(i)                         Plan Amendments

The Plan was amended effective July 1, 2004 to alter the vesting schedule. The Plan amendment changed the vesting percentage for participants who were hired before July 1, 2004 to one hundred percent (100%), regardless of the participant’s years of service.

The Plan was also amended effective September 2004 to add-real time trading to the process of exchanging company stock. Real-time trading means that you can direct the plan’s “buy” or “sell” trade for your exchange into or out of company stock, and the order is immediately sent to the plan’s broker during normal market hours and is then eligible for execution.

(2)                     Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)                       Investments

Publicly traded securities are carried at fair value based on the published market quotations. The Plan’s investments in participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d)                      Payment of Participant Benefits

Participant benefits are recorded when paid.

(e)                       Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for loan fees, which are charged to the applicable participant accounts. First Community Bancorp, the Plan’s trustee, charges a fee for processing loan application transactions.

(f)                         Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(g)                      Concentration of Credit Risk

Investment in the common stock of First Community Bancorp comprises approximately 6.4% and 11.6% of the Plan’s investments as of December 31, 2004 and 2003, respectively.

(3)                     Investments

The following table presents the fair value of investments as of December 31, 2004 and 2003, with individual investments representing 5% or more of the Plan’s net assets available for benefits separately identified:

Investment		2004		2003
Fidelity	Equity-Income Fund	$1,044,364		—	*
Fidelity	Capital Appreciation Fund	972,586		—	*
Fidelity	Blue Chip Growth Fund	1,061,539		—	*
Fidelity	Diversified International Fund	975,181		—	*
Fidelity	Small Cap Stock Fund	1,564,577		—	*
Fidelity	Freedom 2020 Fund	1,046,235		—	*
Fidelity	US Bond Index Fund	1,446,754		—	*
Fidelity	Spartan US Equity Index Fund	841,985		—	*
Fidelity	Retirement Money Market Portfolio	1,745,302		—	*
First Community	Common stock	920,756		150,993
Highmark	Div. Money Market	—	*	196,454
T. Rowe Price	Balanced	—	*	208,536
T. Rowe Price	Growth Stock	—	*	410,324
T. Rowe Price	New Horizons	—	*	215,231
Fidelity	Puritan Balanced	—	*	118,519
All investments less than 5% of Plan assets		2,671,589		4,438
	Total	$14,290,868		1,304,495

*  Less than 5%, included for comparative purposes.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities appreciated in value by $642,075 as follows:

Investment	2004
Mutual funds	$623,854
Common stock	18,221
Total	$642,075

(4)                     Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of First Community Bancorp company stock, and thus, these are party-in-interest transactions.

(5)                     Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the plan has been amended and restated, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

FIRST COMMUNITY BANCORP

401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of investment,
Identity of	including maturity date,
issue, borrower,	rate of interest, collateral,	Number	Current
lessor, or similar party	par, or maturity value	of shares	value
Cash and cash equivalents:
Fidelity	Retirement Money Market		$1,745,302
	Total cash and cash equivalents		1,745,302
Mutual funds:
Fidelity	Contrafund	4,168	236,479
Fidelity	Equity-Income Fund	19,787	1,044,364
Fidelity	Value Fund	7,905	563,547
Fidelity	Capital Appreciation Fund	37,364	972,586
Fidelity	Blue Chip Growth Fund	25,450	1,061,539
Fidelity	Diversified International Fund	34,050	975,181
Fidelity	Small Cap Stock Fund	86,155	1,564,577
Fidelity	Freedom Income Fund	3,925	44,235
Fidelity	Freedom 2000 Fund	691	8,342
Fidelity	Freedom 2005 Fund	402	4,341
Fidelity	Freedom 2010 Fund	8,776	119,527
Fidelity	Freedom 2015 Fund	25,352	280,145
Fidelity	Freedom 2020 Fund	74,945	1,046,235
Fidelity	Freedom 2025 Fund	15,917	179,542
Fidelity	Freedom 2030 Fund	21,856	307,739
Fidelity	Freedom 2035 Fund	5,143	58,839
Fidelity	Freedom 2040 Fund	13,822	114,309
Fidelity	Intermediate Government Income Fund	11,717	119,982
Fidelity	US Bond Index Fund	129,870	1,446,754
Oakmark	Fund Class I	2,825	118,009
Artisan	Mid Cap Fund	2,758	81,514
Royce	Low Priced Stock Fund	9,920	152,070
Spartan	US Equity Index Fund	19,638	841,685
	Subtotal mutual funds		11,341,541
Common stock:
First Community	Common stock	21,563	920,756

Participant loans:
The Plan	Participant loans, interest rates from 4.00% to 11.5%; maturity dates from July 23, 2004 to January 15, 2011		283,269
	Total investments held at end of year		$14,290,868

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANCORP 401(k) PLAN

Date: June 29, 2005	/s/ Jeffrey T. Krumpoch

Jeffrey T. Krumpoch
Senior Vice President
First Community Bancorp